Exhibit 99.1

Can-Fite's CF602 Sexual Dysfunction Drug Backed by New Preclinical Data
Progresses Towards an IND

The Company aims to file an IND with the FDA to allow the initiation of a Phase I clinical study

PETACH TIKVA, Israel, June 29, 2015 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs that address inflammatory and cancer diseases, today reported further progress in its continuing pre-clinical program of its CF602 drug candidate as the Company prepares to file an investigational new drug (IND) application with the U.S. Food and Drug Administration to allow the initiation of a Phase I clinical study.

In additional pre-clinical studies, the Company established CF602’s efficacy in a diabetic rat pre-clinical study. The animals were treated twice daily with CF602 for a period of 1 and 5 days. The results demonstrated a significant response rate resulting in a 188% (p<0.01) and 250% (p<0.001) increase in penial intra-cavernosal pressure (ICP), respectively compared to placebo. CF602 was shown not to affect blood pressure in this model.

Preclinical studies to date, utilizing newly manufactured CF602 drug substance, have demonstrated good bioavailability and linear pharmacokinetics.

“New data resulting from the progress in our pre-clinical studies strengthen our belief that CF602 is a strong drug candidate to be developed for people suffering from sexual dysfunction. We have a robust intellectual property portfolio which includes an issued composition of matter patent and other pending patent applications protecting the use of CF602 for sexual dysfunction,” stated Can-Fite CEO Dr. Pnina Fishman.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer and inflammatory diseases. The Company's CF101 is in Phase II/III trials for the treatment of psoriasis and the Company is preparing for a Phase III CF101 trial for rheumatoid arthritis. Can-Fite's liver cancer drug CF102 is commencing Phase II trials and has been granted Orphan Drug Designation by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. These drugs have an excellent safety profile with experience in over 1,200 patients in clinical studies to date. For more information please visit: www.can-fite.com

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE.  In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control.  Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114